AMBER OPTOELECTRONICS INC.

2283 Argentia Road, Unit 10, Box 8,

 Mississauga ON L5N 5Z2, Canada

Tel. 905 824 5306                                                                                                                Fax. 780 665 6194

July 3, 2008

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Attention:

Mr. Paul Fischer

Attorney Advisor

Re:

Amber Optoelectronics, Inc.

Form S-1A, Amendment 6

Filed June 18, 2008

File No. 333-147225

Dear Mr. Paul Fischer:

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

Sincerely,

     /s/

John Campana

President

cc: Richard S. Lane, Esq.

Via Facsimile: (212} 737-3259